UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Purchase Agreement

As previously announced, on June 12, 2025, BioNTech SE (“Buyer”), a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, and CureVac N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, entered into a purchase agreement (the “Purchase Agreement”). The Purchase Agreement provides for Buyer’s acquisition of the Company through a public exchange offer, followed by a series of post-offer reorganization steps.

Initial Offer, Duration and Expiration Time

Pursuant to the Purchase Agreement, Buyer will commence an exchange offer (as it may be amended from time to time as permitted by the Purchase Agreement, the “Offer”) to purchase any and all of the ordinary shares, par value €0.12 per share, of the Company (the “Company Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one ordinary share of Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the quotient rounded to five decimal places (the “Exchange Ratio”) obtained by dividing (i) $5.4641 by (ii) the volume-weighted average price per Buyer ADS taken to four decimal places over the 10 consecutive trading day-period concluding with the market closing trade on Nasdaq on the fifth trading day immediately preceding the Expiration Time (as defined below) (the “Buyer ADS VWAP”), provided, however, that (i) if the Buyer ADS VWAP is greater than or equal to $126.55, then the Exchange Ratio will be 0.04318, and (ii) if the Buyer ADS VWAP is less than or equal to $84.37, then the Exchange Ratio will be 0.06476, in each case without interest (the “Offer Consideration”).

The Offer will remain open until 9:00 a.m. (New York City time) on the day that is the later of

•	the 21st business day following the commencement of the Offer, and

•	the third business day following the date of the extraordinary general meeting of the shareholders of the Company discussed below (the “EGM”),

unless the Offer is extended. The time at which the Offer expires (taking into account any extensions) is referred to as the “Expiration Time.”

Subsequent Offering Period; Corporate Reorganization

Following Buyer’s initial acceptance of Company Shares in the Offer, Buyer will commence a subsequent offering period (the “Subsequent Offering Period”). Pursuant to the Subsequent Offering Period, Buyer will offer to purchase additional Company Shares at the Offer Consideration, without interest and less any applicable withholding taxes, for a period of at least 10 business days.

As promptly as practicable following the expiration of the Subsequent Offering Period, Buyer and the Company and their respective subsidiaries, as applicable, will effectuate or cause to be effectuated a corporate reorganization (the “Post-Offer Reorganization”) to ensure that Buyer becomes the sole owner of all of the Company’s business operations. Accordingly, the Company will no longer be a publicly traded company, the listing of the Company Shares on Nasdaq will be terminated and the Company Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of the Company’s reporting obligations.

The Post-Offer Reorganization will be implemented by means of a Dutch legal downstream merger of the Company with and into a newly formed direct subsidiary of the Company (“New TopCo”), a sale and transfer of all outstanding shares of CureVac SE by New TopCo to Buyer against payment of consideration by Buyer with a value equal to the excess of the aggregate Offer Consideration for all Company Shares over the amount of cash and cash equivalents of the Company, including any receivables, and any other assets, net of any liabilities of the Company, in the form of Buyer ADS and a loan note and a cancellation transaction. Upon completion, each Company shareholder that did not tender its Company Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Company Shares and will have received the same consideration received for each Company Share tendered in the Offer (without interest and subject to applicable withholding taxes).

Conditions to the Offer

Buyer’s obligation to purchase Company Shares pursuant to the Offer is subject to the satisfaction or waiver of various usual and customary conditions, including:

•

The tendering of a sufficient number of Company Shares that, together with the Company Shares then owned by Buyer or its controlled affiliates, represents at least 80% of the issued and outstanding Company Shares (the “Minimum Condition”) immediately prior to the Expiration Time. Under certain circumstances, Buyer may reduce the Minimum Condition to 75% of the Company Shares.

•

The receipt of required antitrust and other regulatory approvals, or the expiration or termination of their respective waiting periods (and any extensions thereof), as applicable (collectively, the “Required Approvals”). Buyer and the Company have agreed to use their respective reasonable best efforts to obtain the Required Approvals.

•

The adoption of resolutions by shareholders of the Company (the “Shareholder Approval”) at the EGM (or a subsequent EGM) approving certain corporate reorganization steps relating to the Offer and the Post-Offer Reorganization and appointing Buyer designees to the Company’s management board and supervisory board (the “Company Boards”) effective upon the closing of the Offer (the “Closing”).

Extensions of the Offer

If, at any then-scheduled Expiration Time, any conditions of the Offer have not been satisfied or waived by Buyer, Buyer must, subject to certain exceptions, extend the Offer in consecutive periods of up to 10 business days in order to permit the satisfaction of such conditions.

If Buyer determines at any then-scheduled Expiration Time that certain of the conditions of the Offer, relating to the Required Approvals, among other things, are not reasonably likely to be satisfied within a 10 business day extension period, then Buyer may choose to extend the Offer for up to 20 business days instead.

Buyer is not required to extend the Offer beyond March 12, 2026 (the “End Date”). If all conditions of the Offer, other than the antitrust approvals, are satisfied or capable of being satisfied, the End Date will be extended for up to two additional 90-day periods. In addition, if the only unsatisfied condition is the Minimum Condition, Buyer shall not be required to extend the Offer on more than four occasions.

Support Agreements

Certain shareholders of the Company have entered into and delivered tender and support agreements, pursuant to which they have agreed, among other things, to tender their shares in response to the Offer and to vote in favor of the resolutions relating to the transactions at the EGM.

Representations, Warranties and Covenants

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Buyer, including a covenant requiring the Company to operate its business and that of its subsidiaries in all material respects in the ordinary course consistent with past practice until the earlier of the termination of the Purchase Agreement and the Closing.

Alternative Acquisition Proposals; Company Recommendation

The Company has agreed to not solicit or initiate discussions with third parties regarding alternative proposals to acquire, or enter into similar transactions involving, the Company (each, an “Alternative Acquisition Proposal”).

Subject to certain exceptions, neither Company Board nor any committee thereof is permitted to, among other things:

•	withhold, withdraw, qualify, amend or modify its recommendation to the Company’s shareholders to accept the Offer and to vote in favor of the Shareholder Approval (the “Company Recommendation”);

•	recommend, adopt or approve or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal;

•	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

•	fail to publicly recommend against any Alternative Acquisition Proposal or fail to timely reaffirm the Company Recommendation upon certain specified events; or

•	publicly propose to approve, recommend or allow any of the foregoing (any such action in this paragraph an “Adverse Recommendation Change”).

Contemplated Corporate Governance

As of the Closing, the management board of the Company will be reconstituted to consist of individuals designated by Buyer. In addition, the supervisory board of the Company will be composed of three members, including the chairperson, all designated by Buyer as well as two members designated by mutual agreement of the Company and Buyer, who must be independent from Buyer and certain of the Company’s major shareholders, and who must at all times meet the independence standards of the Dutch Corporate Governance Code.

Treatment of Company Equity Awards

The Purchase Agreement provides for the following treatment of Company equity awards:

•

The Company will use reasonable best efforts to amend the terms of the Company’s outstanding virtual share awards (the “Company Prior VSOP Awards”) to allow certain shareholders of the Company to tender the Company Shares required to settle these awards and transfer the Offer Consideration (less applicable taxes) received for such shares to the beneficiaries under the Company Prior VSOP Awards, thereby settling any outstanding claims under such awards.

•

At the Closing, each Company performance stock unit (the “Company PSUs”) outstanding immediately prior to the Closing will become fully vested with respect to any time-vesting conditions. If the performance-vesting conditions have been satisfied in full immediately prior to the Closing, the Company PSUs will be settled in cash in an amount equal to the product obtained by multiplying: (a) (i) the Buyer ADS VWAP multiplied by (ii) the Exchange Ratio (the “Company Value Per Share”) by (b) the number of Company Shares subject to the Company PSUs. If the performance-vesting conditions have not been satisfied in full immediately prior to the Closing, the Company PSU will be cancelled for no consideration.

•

At the Closing, each Company restricted stock unit (the “Company RSUs”) outstanding immediately prior to the Closing will become fully vested. Each Company RSU will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the Company Value Per Share by (b) the number of Company Shares subject to the Company RSU.

•

At the Closing, each Company option (the “Company Options”) outstanding immediately prior to the Closing will become fully vested. If the per share exercise price of a Company Option is less than the Company Value Per Share, the Company Option will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the excess of the Company Value Per Share over the exercise price and (b) the number of Company Shares subject to the Company Option. Company Options whose exercise price is equal to or greater than the Company Value Per Share will be cancelled for no consideration.

Termination Rights

The Purchase Agreement contains certain termination rights of Buyer and the Company, including:

•	the right of Buyer or the Company to terminate the Purchase Agreement:

•	if the Offer is not consummated on or before 11:59 p.m. (New York City time) on the End Date;

•

if there is a law or order issued by any court or other governmental authority of competent jurisdiction (a “Legal Restraint”) that prohibits, renders illegal or enjoins, the consummation of the Offer or the Post-Offer Reorganization, and such Legal Restraint has become final, permanent and non-appealable;

•	if the Offer has expired in accordance with its terms without all of the offer conditions having been satisfied;

•	the right of Buyer to terminate the Purchase Agreement:

•

if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform, individually or in the aggregate, (i) would result in any offer condition not being satisfied and (ii) such breach or failure to perform by its nature cannot be cured or has not been cured by the Company;

•	following an Adverse Recommendation Change;

•	if the subsequent EGM has been held and concluded and the Shareholder Approval has not been obtained;

•	following a willful breach by the Company of any of its non-solicitation covenants in any material respect;

•	the right of the Company to terminate the Purchase Agreement:

•	in order to enter into a definitive agreement with respect to a superior proposal for an Alternative Acquisition Proposal (a “Superior Proposal”);

•

if Buyer breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform (i) would result in any offer condition not being satisfied and (ii) such breach or failure by its nature cannot be cured or has not been cured by Buyer;

•

if the increase of Buyer’s share capital required for the settlement of the Company Shares tendered prior to the Expiration Time (the “Capital Increase”) has not become effective within ninety (90) days after Buyer has accepted Company Shares tendered in the Offer; or

•

if Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within three business days after the Company has delivered a notice to Buyer that (i) Buyer has accepted the Offer, (ii) the Capital Increase has become effective and (iii) Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within 10 business days following the effectiveness of the Capital Increase.

The Company has agreed to pay Buyer a termination fee of $43,750,000 under specified circumstances, including a termination by the Company to enter into an agreement for a Superior Proposal, a termination by Buyer following an Adverse Recommendation Change, or the Company’s willful breach of its non-solicitation obligations, and, in the event that an Alternative Acquisition Proposal is made public prior to a termination of the Purchase Agreement for certain specified reasons and, within 12 months of such termination, the Company consummates or enters into an agreement with respect to an Alternative Acquisition Proposal.

Buyer has agreed to pay the Company a termination fee of $62,500,000 upon termination of the Purchase Agreement due to the failure to obtain antitrust approvals.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company and Buyer. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s or Buyer’s public disclosures.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Buyer intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), including an offer to exchange/prospectus, to register under the Securities Act of 1933, as amended, the issuance of Buyer’s American Depositary Shares (“ Buyer ADSs”) pursuant to the exchange offer. In addition, Buyer intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal, and other customary ancillary documents, with the SEC and soon thereafter the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the ordinary shares of the Company referred to in this document has not yet commenced. The solicitation and offer to purchase the Company’s ordinary shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that Buyer or the Company may file with the SEC and send to the Company’s shareholders in connection with the proposed transactions.

With respect to the public offering of Buyer ADSs to the Company’s shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any Buyer ADSs or shares in Buyer and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from Buyer’s website (https://www.biontech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any Buyer ADSs or shares in Buyer. Investors in Germany and in any other member state of the European Economic Area should acquire Buyer ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the Buyer ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Buyer ADSs. Investment in Buyer ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of Buyer ADSs to the Company’s shareholders in the United Kingdom (the “UK”), Buyer will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any Buyer ADSs or shares in Buyer and does not replace the UK prospectus exemption document which will be available free of charge from Buyer’s website (https://www.biontech.com). Investors in the UK should acquire Buyer ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the Buyer ADSs and should read the UK prospectus exemption document, which is yet to be published (including any supplements thereto, if any), before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Buyer ADSs. Investment in Buyer ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF THE COMPANY TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUYER, THE COMPANY AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Buyer and the Company with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Buyer’s website (https://www.biontech.com) or by contacting Buyer’s Investor Relations Department at investors@biontech.de. These documents are also available free of charge from the Company’s website (https://www.curevac.com) or by contacting the Company’s Investor Relations Department at communications@curevac.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to Buyer’s and Company’s proposed exchange offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Many of these risks and uncertainties are beyond the control of Buyer or the Company. Investors are cautioned that any such forward-looking statements are based on Buyer’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the exchange offer and the subsequent corporate reorganization of the Company; uncertainties as to how many of the Company’s shareholders will tender their shares in the exchange offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the exchange offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on Buyer’s and/or the Company’s business, including their relationships with employees, business partners or governmental entities; the risk that the exchange offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the exchange offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the exchange offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Buyer does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Buyer’s and the Company’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Dr. Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Prof. Dr. Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer

Date: June 17, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Purchase Agreement, dated June 12, 2025, between BioNTech SE and CureVac N.V.